PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

Phillips Edison Grocery Center REIT III to be Acquired by Phillips Edison & Company

September 2019

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this presentation may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the proposed merger and the ability to consummate the proposed merger and other anticipated benefits of the proposed merger. PECO and PECO III intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO III's and PECO's plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO's or PECO III's performance, or the performance of the combined company, in future periods. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "would," "could," "should," "expect," "intend," "anticipate," "estimate," "believe," "continue," "achieve," "likely," "range," "assumes," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. PECO and PECO III make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this presentation, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve significant known and unknown risks and uncertainties that may cause PECO's or PECO III's actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by PECO III's stockholders; the risk that a condition to closing of the proposed merger may not be satisfied; PECO's continued payment of distributions at the current rate or at all; the ability and willingness of the combined company to complete a liquidity event, such as a listing of the shares of common stock of the combined company; each of PECO's and PECO III's ability, or the ability of the combined company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; PECO's and PECO III's ability to consummate the merger; the possibility that costs or difficulties related to the integration of PECO's and PECO III's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of PECO or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the impact of legislative, regulatory and competitive changes and other risk factors discussed in each of PECO's and PECO III's reports filed from time to time with the SEC, including the risk factors described in the Registration Statement on Form S-4 regarding the proposed transaction filed by PECO with the SEC on September 4, 2019. There can be no assurance that the proposed merger will in fact be consummated.

PECO and PECO III caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed merger, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed merger or other matters attributable to PECO and PECO III or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

Information Disclosure

Additional Information and Where to Find It

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is being made in respect of the proposed merger involving PECO and PECO III. The proposed merger has been submitted to the PECO III stockholders for their consideration. In connection with the proposed merger, on September 4, 2019, PECO filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a proxy statement/prospectus and certain other documents regarding the proposed merger. After the registration statement on Form S-4 was declared effective by the SEC, the proxy statement/prospectus was mailed to all PECO III stockholders. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC concerning the proposed merger, free of charge, at the SEC's website at www.sec.gov. In addition, PECO III stockholders may obtain free copies of the documents filed with the SEC by PECO III by going to PECO III's website at www.grocerycenterreit3.com.

Interests of Participants

Information regarding PECO's directors and executive officers is set forth in the Form S-4 filed by PECO with the SEC on September 4, 2019. Information regarding PECO III's directors and executive officers is set forth in PECO III's Post-Effective Amendment to Registration Statement on Form S-11 filed with the SEC on April 10, 2019. Additional information regarding persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in the proxy statement/prospectus filed by PECO with the SEC on Form S-4 on September 4, 2019.

Phillips Edison Grocery Center REIT III to be Acquired by Phillips Edison & Company

What is taking place?

- Phillips Edison Grocery Center REIT III, Inc. ("PECO III") has entered into a merger agreement to be acquired by Phillips Edison & Company, Inc. ("PECO")
- In exchange for each share of PECO III common stock, PECO III stockholders will receive consideration in the form of PECO common stock and cash

Who is Phillips Edison & Company?

- PECO is an internally-managed, non-traded REIT and one of the nation's largest owners and operators of grocery-anchored shopping centers
- PECO manages a portfolio of 336 properties, including 298 wholly-owned properties and 38 third-party owned properties*
- PECO's wholly-owned portfolio consists of approximately 33.5 million square feet across 32 states*
- PECO and Griffin Capital Company, LLC ("Griffin") are the co-sponsors of PECO III, which is externally managed by an advisor jointly owned by affiliates of PECO and Griffin

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

*As of June 30, 2019

PECO III: Evaluating Strategic Alternatives

On June 12, 2019, the PECO III Board of Directors decided that given the continuing challenges of raising capital, it was in the best interests of PECO III and its stockholders to suspend its public offering and to commence a review of strategic alternatives

- As part of its strategic review process, the PECO III board of directors formed a special committee comprised solely of the independent directors
- The independent special committee evaluated multiple options for PECO III, including:
  - Continuing to operate PECO III on a stand-alone basis;
  - Liquidating the company; or
  - Seeking a business combination with, or sale of assets, to a third-party.

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

PECO and Griffin's Commitments to the Merger

PECO and Griffin, in their roles as co-sponsors and co-advisors to PECO III, are committing significant amounts of their own cash and resources to support the PECO III merger consideration valuation:

1. effectively waiving the reimbursement of all organization and offering ("O&O") expenses incurred in PECO III's private and public offerings that are currently owed to the advisor;
2. effectively waiving or crediting all asset management fees and acquisition fees and expenses owed or paid to the advisor by PECO III since its inception;
3. waiving all disposition fees that would be owed to the advisor in connection with the merger;
4. paying all of PECO III's merger transaction expenses;
5. a cash contribution from PECO of $3.9 million; and
6. a cash contribution from Griffin of $2.8 million.

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

PECO + Griffin Valuation Support

- In exchange for each share of PECO III common stock, PECO III stockholders will receive weighted average merger consideration of **$7.59**
- This includes **$7.50** of PECO common stock* plus **$0.094** in cash
- **This is well above the midpoint of the EVPS range of PECO III common stock of $6.54**

	Shares of PECO	Value of PECO Equity*	Cash	TOTAL
Class T	.7749	$8.6014	$0.0989	**$8.7003**
Class I	.7436	$8.2540	$0.0941	**$8.3481**
Class A	.6693	$7.4292	$0.0939	**$7.5231**

- Class I and T stockholders will receive higher consideration than Class A stockholders because these classes most recently invested, paid a higher average purchase price per share, and have received fewer distributions to date than the Class A stockholders.
- In addition, Class A stockholders of record from December 2016 to February 2018 received monthly stock distributions, which provided additional support for the value of their investment in PECO III.

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

**The most recent EVPS of PECO common stock is $11.10 per share (March 31, 2019), which was established by its board of directors based on valuations performed by an independent valuation firm.*

PECO III Recent Distribution Changes

- On September 3, 2019, the PECO III Board reduced the monthly distribution rate to approximately $0.0085 per share (1.0% annualized) beginning with the distribution payable on October 1, 2019
- Assuming PECO III stockholders approve the merger at the October 30, 2019 stockholder meeting, this new, lower distribution rate will only impact two months worth of distributions for PECO III stockholders
- The cash portion of the merger consideration together with PECO's current distribution of $0.67 per share on an annual basis, will provide PECO III stockholders with a post-merger equivalent of approximately:
  - **Class T & Class I stockholders:** 5.5% distribution rate* for two years post-merger; 5.0% thereafter*
  - **Class A stockholders:** 5.0% distribution rate* (at minimum) for two years post-merger, depending on the number of stock dividends received during the private offering; 4.5% at minimum thereafter*
  - Meaningfully higher than the current 1.0% annualized distribution rate for PECO III

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

**Assumes the current PECO annualized distribution rate remains consistent. Distributions are not guaranteed and are made at the discretion of the PECO Board of Directors. Illustrated distributions are annualized, unless otherwise noted.*

Merger Benefits to PECO III Stockholders

- Increases portfolio size, scale, and diversification
- Significantly improved liquidity event prospects
- Maintains exclusive grocery focus
- Enhances distributions
- Internal management structure
- Advisory fees terminated
- Established management team
- Investment management business
- Best available option for PECO III stockholders

PECO III: Proxy Vote – Why Vote "For" the Merger?

- The weighted average merger consideration of $7.59 per share to be received by PECO III stockholders represents a significant premium over the EVPS range midpoint of $6.54
- Post merger, former PECO III stockholders' effective distribution rate will increase from 1.0% currently, to approximately 5.0% (at minimum) annually for two years post-merger *
- Best available option for PECO III stockholders given relative valuation, timing and transaction cost considerations
  - Alternatives would not include PECO and Griffin's financial commitments to the merger consideration and would likely result in significant reduced proceeds paid to PECO III stockholders
- PECO is better positioned than PECO III to achieve a successful full-cycle liquidity event

PHILLIPS EDISON GROCERY CENTER REIT III CO-SPONSORED BY GRIFFIN CAPITAL

**Assumes the current PECO annualized distribution rate remains consistent. Distributions are not guaranteed and are made at the discretion of the PECO Board of Directors.*

Next Steps & Timeline

- September 3, 2019: Executed Merger Agreement
- September 16, 2019: Proxy/Prospectus mailed to PECO III stockholders
- September 16, 2019: Proxy solicitation began
- October 30, 2019: PECO III stockholder meeting to vote on the merger
- Merger expected to close promptly thereafter

PHILLIPS EDISON
GROCERY CENTER REIT III
CO-SPONSORED BY GRIFFIN CAPITAL

Contact PECO III

Mark Addy
President and Chief Operating Officer
(513) 619-5020
maddy@phillipsedison.com

Michael Koehler
Director of Investor Relations
(513) 338-2743
mkoehler@phillipsedison.com